Bank of America

July 16, 2010	SENT VIA E-Mail

Mr. Mike Tomas, President & CEO
Bioheart, Inc.

13794 NW 4th Street, Suite 212
Sunrise, FL 33325

RE: Promissory Note in the original amount of $5,000,000.00 dated May 31, 2007 executed by Bioheart, Inc. (the "Borrower") in favor of Bank of America, N.A. (the "Bank") as subsequently amended, most recently by that Seventh Amendment to Promissory Note dated January 5, 2010; Loan Agreement dated May 31, 2007 as subsequently amended, most recently by that Eighth Amendment to Loan Agreement dated January 5, 2010; Assignment and Pledge of Certificate of Deposit dated March 20, 2009 executed by Jason Taylor in favor of Bank of America, N.A.; Irrevocable Standby Letter of Credit issued by Northern Trust Bank of Florida on behalf of William P. Murphy, Jr for the benefit of Bank of America, N.A.; Irrevocable Standby Letter of Credit issued by Wachovia Bank, N.A. on behalf of Floridian Community Bank for the benefit of Bank of America, N.A.; All of the above hereinafter referred to as the "Loan Documents".

Dear Mr. Tomas;

This letter is on behalf of Bank of America (the "Bank"), the owner and holder of the above referenced Note and Loan Documents. You are hereby advised that the Borrower is in default by reason of its failure to adhere to the terms and conditions of the Loan Documents to include without limitation failure to pay the loan in full at maturity on July 5, 2010 and failure to pay the extension fee of $30,000 by June 28, 2010 as required in paragraph 4 of the Eighth Amendment to Loan Agreement dated January 5, 2010.

As of the date of this letter, the Borrower owes the Bank a total of $1,397,179.47 consisting of $1,333,400.00 principal, $33,779.47 in accrued unpaid interest calculated at the non-default rate, and the above referenced $30,000.00 extension fee.

The Bank specifically reserves all its rights and remedies contained within the Loan Documents. The Bank may elect to pursue any or all of its various remedies to include without limitation; implementation of the Default Rate of Interest and foreclosing on and liquidation of any collateral pledged to secure the Notes.

Hank of America, FL1-400-10-10 101 East Kennedy Boulevard,
10th Floor, Tampa, FL 33602

Mr. Mike Tomas, President & CEO
Bioheart, Inc. July 16, 2010 Page 2

This notice is sent to you as a courtesy and is not an admission that any written notice is otherwise due you, nor is it a waiver of the Bank's present right to exercise any rights or remedies which may be available to the Bank pursuant to the terms of the Loan Documents or otherwise by law. No delay by the Bank in exercising any rights or remedies shall operate as a waiver of any rights or remedies the Bank may have. Any and all rights and remedies available to the Bank shall be cumulative and may be exercised separately, successively or concurrently at the sole discretion of the Bank.

Any future negotiations or discussions regarding this letter, the defaults, or the Loan Documents shall not be binding on the Bank unless and until agreed in writing and signed by an authorized representative of the Bank. Furthermore, the acceptance by the Bank of any future payments to the extent they do not cure the aforementioned defaults or any subsequent defaults and/or do not represent timely or full payment of all amounts then due under the Notes and Loan Documents, including any and all accrued and unpaid interest, late fees, attorney fees or other reimbursable expenses, shall not constitute a waiver by the Bank of any defaults which may exist under the Notes and Loan Documents.

From this date forward, all official or other notices to the Bank concerning the Notes and Loan Documents are to be sent to the following address:

Bank of America N.A.

FL1-400-10-10

101 East Kennedy Blvd, 10th Floor

Tampa, FL 33602

Attn: Joseph M. Martens

Please contact the undersigned at (813) 225-8379 in the event you wish to discuss settlement of your account or if you dispute the amount owed and wish to tender an amount in full satisfaction of your account. Please give this matter your immediate attention.

Sincerely,

/s/Joseph Martens

Joseph M. Martens

Senior Vice President